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May 23, 2005

VIA EDGAR AND FACSIMILE

The United States Securities and
 Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549-0506


Re:  GE Life and Annuity Assurance Company
     GE Life & Annuity Separate Account 4
     Application for Withdrawal of Initial Registration Statement on Form N-4 SEC File Nos. 333-109107 ; 811-5343
     CIK No. 0000822616

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, GE Life and Annuity Assurance Company on behalf of its GE Life & Annuity Separate Account 4, respectfully requests withdrawal of the initial Registration Statement on Form N-4 to the above referenced filing which was filed via EDGAR on September 25, 2003. We are requesting withdrawal of the previously accepted filing under Form Type RW. This Registration Statement has not become effective. GE Life & Annuity Separate Account 4 will continue to operate as a registered investment company under the Investment Company Act of 1940.

Please contact me at (804) 281-6910 or via e-mail at heather.harker@genworth.com should you have any questions regarding this matter.

Sincerely,


/s/ Heather Harker
Heather Harker
Vice President and Associate General Counsel

Cc:  Ms. Zandra Y. Bailes, Esq.
     Branch Chief
     Office of Insurance Products